K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

August 3, 2023
FILED VIA EDGAR
Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Comments on the Registration Statement on Form N-14 for Neuberger Berman ETF Trust - Neuberger Berman China Equity ETF - Neuberger Berman Global Real Estate ETF

Dear Ms. Rossotto:
This letter responds to your comments, discussed in our telephone conversation on July 27, 2023, regarding your review of the Registration Statement filed on Form N-14 on June 22, 2023 (“Registration Statement”).  The Registration Statement was filed for the purpose of reorganizing Neuberger Berman Greater China Equity Fund (a “Target Fund”), a series of Neuberger Berman Equity Funds, into Neuberger Berman China Equity ETF (an “Acquiring ETF”), a newly formed series of Neuberger Berman ETF Trust and Neuberger Berman Global Real Estate Fund (a “Target Fund”), a series of Neuberger Berman Equity Funds, into Neuberger Berman Global Real Estate ETF, (an “Acquiring ETF”), a newly formed series of Neuberger Berman ETF Trust (each a “Reorganization”).  The Registration Statement filed on N-14 went effective on July 22, 2023 pursuant to Rule 488 under the Securities Act of 1933.  We filed the definitive combined prospectus and information statement and statement of additional information on August 3, 2023.  Unless otherwise stated herein, defined terms have the same meaning as used in the Registration Statement.

Combined Prospectus and Information Statement
Comment 1: Early in the combined prospectus and information statement, please explain what an ETF is and how it operates.

Comment 2: Early in the combined prospectus and information statement, please disclose the material differences in the China Equity ETF’s principal investment strategies from that of its Target Fund.
Comment 3: Early in the combined prospectus and information statement, please disclose clearly and with bullets or other similar format, the dates relevant to shareholders in connection with the Conversions, such as the last day to purchase, exchange, or redeem shares.
Comment 4: Early in the combined prospectus and information statement, please disclose the material differences in the distribution, purchase, exchange, and redemption processes of the Target Funds and the New ETFs.  In this connection, please also add a cross reference to the relevant disclosure later in the combined prospectus and information statement.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
August 3, 2023

Please acknowledge receipt of these comments and consider these comments as you communicate with shareholders regarding these conversions in future communications and for any future transactions that raise similar considerations
Responses: The Registrant acknowledges receipt of the staff’s above listed comments.
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If you have any further comments or questions regarding these filings, please contact Franklin Na at (202) 778-9473 or franklin.na@klgates.com. Thank you for your attention to these matters.
Sincerely,

/s/ Franklin Na
Franklin Na

K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

August 3, 2023
FILED VIA EDGAR
Jeffrey Long
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Accounting Comments on the Registration Statement on Form N-14 for Neuberger Berman ETF Trust - Neuberger Berman China Equity ETF - Neuberger Berman Global Real Estate ETF

Dear Mr. Long:
This letter responds to your comments, discussed in our telephone conversation on July 12, 2023, regarding your review of the Registration Statement filed on Form N-14 on June 22, 2023 (“Registration Statement”).  The Registration Statement was filed for the purpose of reorganizing Neuberger Berman Greater China Equity Fund (a “Target Fund”), a series of Neuberger Berman Equity Funds, into Neuberger Berman China Equity ETF (an “Acquiring ETF”), a newly formed series of Neuberger Berman ETF Trust and Neuberger Berman Global Real Estate Fund (a “Target Fund”), a series of Neuberger Berman Equity Funds, into Neuberger Berman Global Real Estate ETF, (an “Acquiring ETF”), a newly formed series of Neuberger Berman ETF Trust (each a “Reorganization” or “Conversion”).  The Registration Statement filed on N-14 went effective on July 22, 2023 pursuant to Rule 488 under the Securities Act of 1933.  We filed the definitive combined prospectus and information statement and statement of additional information on August 3, 2023.  Unless otherwise stated herein, defined terms have the same meaning as used in the Registration Statement.

Combined Prospectus and Information Statement
Comment 1: In the “Questions and Answers” section, the response to Question 15 states that the costs of the Conversions will be borne by the Adviser. Please revise this answer to include the estimated cost of the reorganization.

Response: No change was made in response to this comment.  Since the Adviser will bear the costs of the Conversions, the Registrant does not believe this information is required by Form N-14.  For a transaction that does not require shareholder approval, Form N-14 does not

Mr. Jeffrey Long
Division of Investment Management
Securities and Exchange Commission
August 3, 2023

require disclosure of the estimated costs of the transaction.  In addition, since the costs associated with the Conversion will not affect the net asset value of a Target Fund, there is no other reason for the combined prospectus and information statement to contain this information.

Comment 2: In Question 17 of the “Questions and Answers” section, if there will be any taxes or brokerage costs created by the portfolio repositioning of Neuberger Berman China Equity ETF, please disclose that fact or confirm to us that there are none.

Response: The Registrant has made the requested change.
Comment 3: On the cover page, please include hyperlinks to each document that is incorporated by reference.
Response: The Registrant has made the requested change.
Comment 4: In the “Fees and Expenses” section, please confirm in correspondence that the Pro Forma fees presented in the Fee Tables for the Acquiring ETFs will align with those included in each Acquiring ETF’s registration statement.
Response: The Registrant confirms that the Pro Forma fees and expenses shown in the fee table for each Acquiring ETF aligns with those included in each Acquiring ETF’s registration statement, which was filed on August 2, 2023.
Comment 5: In the “Fees and Expenses” section, please confirm whether expenses subject to recoupment by the Target Funds will be carried over to the corresponding Acquiring ETFs.  If such expenses will be carried over, please add disclosure stating that such expenses will be carried over.  In addition, please add disclosure stating the amounts that will be carried over along with the expiration date of such amounts.
Response: The Registrant confirms that expenses subject to recoupment by a Target Fund’s Institutional Class will be carried over to the Acquiring ETF.  The Registrant refers the Staff to the disclosure included in the SAI under the heading “Investment Management and Administration Services - Contractual Expense Limitation” that the expenses subject to recoupment of the Target Fund’s Institutional Class will be carried over, as well as the amounts from the Institutional Class that will be carried over, along with the expiration date of such amounts.
Comment 6: In the “Additional Information Relating to Each Conversion-Portfolio Repositioning” section, please confirm in correspondence what percentage of the portfolio will be realigned.
Response: The Registrant confirms that approximately 80% of the portfolio will be realigned.  Of the 80%, approximately 22% of the portfolio is being realigned because of certain

Mr. Jeffrey Long
Division of Investment Management
Securities and Exchange Commission
August 3, 2023

ESG investment restrictions.  The remainder of the realignment is due to changes in the new Portfolio Managers’ investment philosophy.
Statement of Additional Information
Comment 7: In the “Supplemental Financial Information” section, please confirm the disclosure that states, “The Reorganization will not result in a material change to a Target Fund's investment portfolio because the investment objectives and restrictions of a Target Fund are identical to its corresponding New ETF” applies to the Neuberger Berman China Equity Fund.
Response: The Registrant confirms that the Neuberger Berman Global Real Estate Fund and Neuberger Berman Global Real Estate ETF’s investment objectives and fundamental investment restrictions are the same and that as a result, the Reorganization will not result a material change to Neuberger Berman Global Real Estate Fund’s investment portfolio.
The Registrant confirms that the Reorganization will result in a material change to Neuberger Berman Greater China Equity Fund’s investment portfolio due to investment restrictions of Neuberger Berman China Equity ETF. The Registrant has revised the disclosure and has included a schedule of investments, as of May 31, 2023, that reflects the anticipated changes to Neuberger Berman Greater China Equity Fund’s portfolio holdings due to investment restrictions in connection with the Reorganization. It is currently anticipated that approximately 22% of Neuberger Berman Greater China Equity Fund’s portfolio will be repositioned due to investment restrictions of Neuberger Berman China Equity ETF.  Notwithstanding the foregoing, changes may be made to Neuberger Berman Greater China Equity Fund’s portfolio in advance of the Reorganization and/or the Neuberger Berman China Equity ETF’s portfolio following the Reorganization due to the new Portfolio Managers’ investment philosophy as noted in the response to comment 6 above.
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If you have any further comments or questions regarding these filings, please contact Franklin Na at (202) 778-9473 or franklin.na@klgates.com. Thank you for your attention to these matters.
Sincerely,

/s/ Franklin Na
Franklin Na